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                             July 21, 2022

       Johnny Cheng
       Chief Financial Officer
       HUTCHMED (China) Ltd
       Level 18, The Metropolis Tower
       10 Metropolis Drive
       Hunghom, Kowloon
       Hong Kong

                                                        Re: HUTCHMED (China)
Ltd
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Filed June 8, 2022
                                                            File No. 001-37710

       Dear Mr. Cheng:

              We have reviewed your June 8, 2022 response to our comment letter and have the following comment.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Annual Report on Form 20-F

       Introduction, page 3

   1. We note your response to prior comment 2 and we re-issue. Please revise the definitions of China and PRC to
include Hong Kong and Macau; however, you may clarify that
                                                           China or PRC    does
not include Hong Kong or Macau when you reference specific laws and regulations adopted
by the PRC. Additionally, please ensure that you address
                                                        throughout your filing
material legal and regulatory risks associated with your operations in Hong Kong and Macau
as applicable. As an example only, please expand your risk
                                                        factor disclosure on
page 59 of your Form 20-F filed March 3, 2022 when you discuss the difficulty shareholders
may have enforcing judgments obtained against you to address the specific risks related
to the enforcement of judgments in Hong Kong or Macau, as
                                                        applicable, in addition
to the PRC.
 Johnny Cheng
HUTCHMED (China) Ltd
July 21, 2022
Page 2

       You may contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Joe McCann at 202-551-6262 with any other questions.



FirstName LastNameJohnny Cheng                            Sincerely,
Comapany NameHUTCHMED (China) Ltd
                                                          Division of
Corporation Finance
July 21, 2022 Page 2                                      Office of Life
Sciences
FirstName LastName